United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐   No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale updates information on support for the Stellar Banner vessel

Rio de Janeiro, February 27th, 2020 – Vale S.A. (“Vale”) informs that it is committed with all efforts and resources to mitigate the possible impacts related to the incident with the MV Stellar Banner vessel, owned and operated by the South Korean company Polaris. Among the technical and logistical support measures adopted by Vale on this date, Thursday (27), together with the maritime and environmental authorities, are:

•	Request to Petrobras for the use of Oil Spill Recovery Vessels (OSRV) to contain eventual oil spills. The request was promptly attended;
•	Request to Ibama for formal traffic authorization of the vessels on the coast of Maranhão. The authorization was promptly granted;
•	Hiring of salvage specialists, in addition to the company hired by Polaris, to speed up the vessel oil removal plan;
•	Request for offshore ocean buoys, which can preventively be used as containment barriers for the open sea, if necessary;
•	Availability of helicopters to move personnel to the location.

The vessel is agrounded at about 100 kilometers off the coast of São Luís (MA), outside the access channel of the Ponta da Madeira Maritime Terminal, from where it has left last Monday (24). The 20 crew members were safely evacuated from the vessel and port operations remain normal, with no impact on shipments.

As port operator, Vale reinforces that it will continue to offer full technical-operational support and collaborate with maritime authorities.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 27, 2020		Director of Investor Relations